CYPLASIN BIOMEDICAL LTD.
Anti-Viral Therapies and Vaccines Against Hepatitis C Virus

Laura Crotty	February 25, 2011
Division of Corporate Finance
Securities Exchange Commission
Washington, D.C.

Dear Ms. Laura Crotty,

Thank you for your letter dated February 17, 2011 regarding file no. 000-52057 and information relating to our last 10K dated January 31, 2010. The missing information to which you refer will take a bit of time to supply as some of the information is not in our files and we will need to go back to other sources to retrieve. Consequently we request from you a 10 day extension in order to comply with your request. Please let me know if you have any further questions in the interim. If not please be advised we will file a response by no later than March 7, 2011.

Thank you.

Sincerely,

Garth Likes

Sincerely,

Garth Likes
President

Suite 131 Advanced Technology Center ,	phone 780.990.4539
9650-20th avenue, Edmonton	fax 780.669.3971
Alberta Canada	email: glikes@c-pharma.net
T6N 1G1	www.c-pharma.net